American Realty Capital Properties, Inc.

405 Park Avenue, 15th Floor, New York, NY 10022

T: (212) 415-6500 F: (212) 421-5799

www.americanrealtycap.com

August 15, 2012

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention: Mr. Duc Dang, Esq., Attorney Advisor

Re:	American Realty Capital Properties, Inc.

File No. 333-182971

Dear Mr. Dang:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, American Realty Capital Properties, Inc. (the “Company”) hereby requests acceleration of the effective date of the above-referenced Registration Statement, so that it may become effective at 4:00 PM Eastern Time on August 17, 2012, or as soon thereafter as practicable.

The Company acknowledges that:

•	should the Securities and Exchange Commission (the “Commission”), or its staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or its staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

American Realty Capital Properties, Inc.
/s/ Nicholas S. Schorsch
Nicholas S. Schorsch
Chief Executive Officer